P.E. 1/31/02



No.1-7628

THE SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

PROCESSED
MAR 0 1 2002
P THOMSON FINANCIAL

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR
15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934



FOR THE MONTH OF JANUARY 2002

HONDA GIKEN KOGYO KABUSHIKI KAISHA
(Name of registrant)

HONDA MOTOR CO., LTD.
(Translation of registrants name into English)

No. 1-1 2-chome, Minami-Aoyama, Minatoku, Tokyo, Japan
(Address of principal executive officers)

Contents

Exhibit 1:
On January 15, 2002 Honda Motor Co., Ltd., together with Hero Honda Motors Ltd., a joint venture company, and subsidiary Honda Motorcycle & Scooter India (Private) Ltd., announced that they would bring forward the two-wheeler business schedule in India by one year and target sales of 1.75 million units in fiscal year 2002. (Ref.#02001)

Exhibit 2:
On January 18, 2002 Honda Motor Co., Ltd. announced that PT Honda Prospect Motor, its authorized manufacturer and distributor of automobiles in Indonesia, had begun construction of a new automobile manufacturing plant at Karawang. (Ref.#02002)

Exhibit 3:
On January 19, 2002 Honda Motor Co., Ltd. announced that Honda Vietnam Co., Ltd. (HVN), Honda's joint venture company in Vietnam, started production and began sales of the Honda Wave α, a new motorcycle designed to match the Vietnamese market needs. (Ref.#02003)

Exhibit 4:
On January 21, 2002 Honda Motor Co., Ltd. announced the introduction of a newly developed mini-tiller, FG201 "Puchina", which will be available for sale from March 1, 2002 through Honda Power Products dealers in Japan. (Ref.#02004)

Exhibit 5:
On January 21, 2002 Honda Motor Co., Ltd. introduced the completely redesigned VFR. This road-going sports motorcycle, powered by a high-output, liquid-cooled, 4-Stroke 800cc V4 engine, which is available for sale starting January 22, 2002. (Ref.#02005)

Exhibit 6:
On January 23, 2002 Honda Motor Co., Ltd. announced its sales and production results for the calendar year 2001 and projection for 2002. (Ref.#02006)

Exhibit 7:
On January 23, 2002 Honda R&D Co., Ltd. (a wholly owned subsidiary of Honda Motor Co., Ltd.) announced that it intends to establish a new overseas subsidiary, Honda Motorcycle R&D China Co., Ltd., in Shanghai in February to carry out research and development work in China. (Ref.#02007)

Exhibit 8:
On January 24, 2002 Honda Motor Co., Ltd. announced that it sold 78,352 vehicles in Japan in December, a slight decrease of 0.1% compared to December 2000, but for the year, the company set a sales record of 863,107 units, an increase of 12.8%. (Ref.#02008)

Exhibit 9:
On January 30, 2002 Honda Motor Co., Ltd. introduced the "BITE", a new 50cc scooter with a distinctive, slim design. Powered by a liquid-cooled 4-stroke engine for increased fuel efficiency, clean exhaust emissions and reduced noise, the environment-friendly BITE is available for sale starting January 31, 2002. (Ref.#02009)

Exhibit 10:
On January 30, 2002 Honda Motor Co., Ltd. introduced a new revised version of its CB400 SUPER FOUR "naked road" sports bike, powered by a "Spec II" version of the Company's liquid-cooled, 4-stroke, 4-cylinder in-line DOHC HYPER VTEC engine, which is available for

HONDA

Press Information

Ref.#02001

Honda Speeds Up Two-wheelers Sales Target in India

January 15, 2002 --- Honda Motor Co., Ltd., together with Hero Honda Motors Ltd., a joint venture company, and subsidiary Honda Motorcycle & Scooter India (Private) Ltd. (HMSI), today announced that they would bring forward the two-wheeler business schedule in India by one year and target sales of 1.75 million units in fiscal year 2002.

Hero Honda sold 1.3 million motorcycles last year and became the No.1 two-wheeler maker in India mainly due to the popularity of its best-selling model SPLENDOR, which sold 719,000 units, and the new model PASSION. It also achieved accumulated production of 5 million units in October, 2001.

HMSI sales are growing, thanks to its first model ACTIVA, which was launched last July, and recorded 32,000 units last year. In the middle of this year, HMSI will also launch a new concept scooter appealing to younger customers.

Anticipating the big potential of the Indian two-wheeler market, HMSI has arranged to obtain its factory's neighboring property to expand production capacity. By 2003, HMSI will more than double production capacity from 120,000 units to 250,000 units.

Honda will also reinforce safety and environment protection activities in India, while Hero Honda and HMSI will continue to cooperate in research, development and production in India.

HONDA

Press Information

Ref.#02002

New Honda Auto Plant Begins Construction in Indonesia

January 18, 2002— Honda Motor Co., Ltd. announced today that PT Honda Prospect Motor, its authorized manufacturer and distributor of automobiles in Indonesia, had begun construction of a new, state-of-the-art automobile manufacturing plant at Karawang.

Scheduled to come on-line in April, 2003, the new plant represents an investment of some US$ 30 million and will have a production capacity of 40,000 automobiles per year.

At a press conference to announce the start of construction, Honda President and CEO Hiroyuki Yoshino said this new investment marks a major commitment by Honda and its Indonesian joint-venture partners to the future of Indonesia's automobile industry, based on their confidence in the long-term growth potential of the Indonesian economy and projected local market demand for Honda automobiles.

"When it starts operations next year," CEO Yoshino said, "the new Karawang factory will take over the production of all Honda automobiles in Indonesia, including the Stream, the launch of which was announced yesterday." He added that the new facility also would enhance Honda's export capabilities from Indonesia to the rest of the ASEAN market.

The Karawang factory will employ Honda's latest flexible manufacturing systems, and expand the local content of Honda automobiles, also enabling Honda to offer its growing customer base, both in Indonesia and throughout ASEAN, even more competitively priced, quality automobiles.

HONDA

Press Information

Ref.#02003

Honda Vietnam Launches New Motorcycle

January 19, 2002—Honda Motor Co., Ltd. announced that Honda Vietnam Co., Ltd. (HVN), Honda's joint venture company in Vietnam, today started production and began sales of the Honda Wave α, a new motorcycle designed to match the Vietnamese market needs.

The Honda Wave α has achieved low price yet high quality and dependability through using cost-reduced locally made parts as well as parts obtained through Honda's global purchase network. The new model will be sold for 10.99 million VND* (Approx. US $732), about 40% less than existing models made by HVN. HVN's planned annual sales target for the Honda Wave α is 200,000 units.

With the launch of the Wave α, HVN's new production and sales model lineup now consists of three models, ranging from a low-priced model to a high-value-added model that meets the diverse needs of Vietnamese customers.

* Future : A high-value-added, top-level, and fashionable Cub type model.
* Super Dream : An all-round Cub type model with deep-rooted popularity in Vietnam.
* Wave α : A basic Cub type model which provides value for money and matches the demands of Vietnamese customers.

Although the Vietnamese motorcycle market was affected by the Asian economic crisis in 1997, it has recovered steadily since then. Due in part to a surge in Chinese-made motorcycles from later 2000, it is estimated that the market reached approximately 1,970,000 units in 2001.

HVN expects its 2002 sales to reach 350,000 units, more than two times the 2001 figure of 170,000 units.

Outline of Honda Vietnam Co., Ltd.

Established:	March 1996
Capital:	US $31.2 million
Equity ratio:	70% Honda Group (42% Honda Motor Co., Ltd., 28% Asian Honda Motor Co., Ltd.) 30%, Vietnamese partner, Vietnam Engine and Agricultural Machinery Corporation (VEAM)
Location:	Suburbs of Hanoi, Phuc Thang Commune, Me Linh District, Vinh Phuc Province, S.R. Vietnam
Representative:	Takehiko Nakajima
Number of employees:	1,143 employees
Commencement of mass production:	December 1997
Production capacity:	450,000 units/year

HONDA

Press Information

ref. #02004

Honda Launches the "Puchina," an Ideal Mini-Tiller for Home Gardening

Tokyo, January 21, 2002 - Honda Motor Co., Ltd. announced today that from March 1, 2002 Honda Power Products dealers will begin sales of FG 201 "Puchina," a newly developed mini-tiller which even first-time users will find easy to operate. The "Puchina," being the lightest in its class* and displaying a high-level utility and ease of operation, is a convenient and easy-to-use mini-tiller that is the ideal entry-class model for home gardening.

*Among 2-hp mini-tillers

Equipped with a specially designed four-stroke OHV engine, the "Puchina" offers world-leading environmental performance, ensuring that it clears the world's strictest environment standards, including the Phase 2 regulations established by the U.S. Environmental Protection Agency (EPA) and the European noise regulations set for 2006.

With a folding handle allowing compact storage and a carry-handle making it possible to carry in one hand, the "Puchina" is easy to carry around or load into the trunk of an automobile.

To help expand the domestic home gardening market, Honda will also market versions of the Puchina through home gardening centers under the name "Holiday" (FG201HJ). Sales of Holiday series models will begin on March 1, 2002 at selected home center agents.



Mini-tiller FG201 "Puchina"

Sales Plans
10,000 units per year (domestic Japan)

Manufacturer's Suggested Retail Price (excluding consumption tax)
FG201J / HJ: ¥64,800

Primary Features (FG201 Puchina)

Superior Tilling Performance

- The new, specially designed four-stroke OHV engine, equipped with a mechanical governor that ensures the optimum number of axial rotations, achieves superior tilling performance, with significantly reduced incidences of drop in engine speed during hard soil tilling.
- While being lightweight and compact in size, a broad tilling width of 450 mm is made possible with the use of 260 mm-diameter blades, which, combined with the engine equipped with the governor mechanism, realizes the best tilling efficiency in its class*.

*Approx. 140 m^2 per hour, for a 2-hp-or-less mini-tiller (according to Honda figures)

Easy to operate

- The new, specially developed four-stroke OHV engine reduces the Puchina's weight to only 17kg(with lubricant oil), the lightest in its class.
- Light, smooth and reliable starts are ensured by optimizing the lift amount and the valve timing of the decompressor.
- Possible to start or stop tilling simply by operating the throttle lever.
- With a handle that can be easily folded without any tools, only a compact storage space is needed.
- The standard feature carry-handle making it possible to carry in one hand.
- With the newly designed tiller blades, maintaining consistent tillage is possible even for first-time users.

Safe Mechanism

- With the dead-man clutch mechanism, the rotor stops when the throttle lever is released.

High Economy and Good Environmental Performance

- Achieves class-topping excellent fuel economy, consuming only about 0.35 liters of fuel per hour.
- Equipped with Honda's e-SPEC engine "GXV50," which meets the world's strictest emissions standards including the Phase 2 regulations established by the U.S. Environmental Protection Agency (EPA) and the Tier II regulations established by the California Air Resources Board (CARB)
- Features including the standard equipment "silent" muffler lead to achieving engine noise levels of 79.5dB(A), the quietest in the class, satisfying the Stage 2 European noise regulations set for 2006.

New Design Ideal for Home Gardening

- The sleekly rounded user-friendly design makes the mini-tiller more comfortable to use.

Various Attachments

- Various attachments are available for tilling, furrowing, ridging, between-row weeding, and other specific cultivation tasks.

Specifications

Type	Standard/Home Center
Model	FG201J/HJ
Dimensions (L x W x H) <Handle Height>	1,050 x 475 x 995mm
Dry weight	16.5kg
Weight with lubricant oil	17.0kg
Engine Type	Air-cooled 4-stroke OHV single
Displacement	49cm^3
Rated Power Output	1.1kW (1.5PS)/4,600rpm
Maximum Power Output	1.4kW (1.9PS)
Maximum Torque	2.56N·m (0.26kg·m)/4,600rpm
Fuel	Unleaded automotive gasoline
Fuel Tank Capacity	0.4 liters
Ignition System	Transistorized magneto
Starting System	Recoil
Main Clutch Type	Centrifugal clutch
Speeds	Single-speed (forward)
Tilling Width	250mm/450mm
Blade Configuration	New French comber blade type
Handle Adjustment	3-level (screw-fastened)

Please direct inquiries to:
Honda Motor Co., Ltd.
Japan Sales Headquarters
Power Products Sales Division
3-15-1 Senzui, Asaka-shi, Saitama-ken, JAPAN
Tel. +81-48-468-9010   Fax +81-48-468-9015

The publicity photographs of FG201 can be downloaded from the website shown below, starting on January 21, 2002. To download, please use browser software such as Internet Explorer, and enter the following address:
http://www.honda.co.jp/PR/photo/FG201/
(Access to this website is restricted to members of the media.)

HONDA

Press Information

ref. # 02005

Honda Introduces the Completely Redesigned Road-Going "VFR" Sports Bike

Tokyo, January 21, 2002 – Honda Motor Co., Ltd. introduced today the completely redesigned VFR. This road-going sports motorcycle, powered by a high-output, liquid-cooled, 4-stroke 800cc V4 engine, will be available for sale starting January 22, 2002.

First introduced in 1986, the VFR adopted Honda's electronically controlled PGM-FI fuel injection in 1998, developing into a "hi-tech" motorcycle much appreciated the world over.

The VFR combines smooth surfaces that speak of speed with sharp edges for an aggressive overall design. The rear view is further enhanced by a daring "dual center-rise" muffler design.

The VFR is a showcase model highlighting Honda's most advanced technologies. The first to feature a "V4 VTEC※1" valve control system, the engine also adopts iridium spark plugs and the latest version of Honda's PGM-FI fuel injection system for high power and superior smoothness at all engine speeds.

As for environment-friendliness, the advanced "HECS3※2" 3-way catalytic converter system helps reduce carbon monoxide (CO) and hydrocarbon (HC) emissions to about 10% of allowable emission levels in Japan and nitrogen oxides (NOx) emissions to about 25% the allowable level.

Italian Red has been chosen as the body color to create a lasting impression with on-lookers and the promise of an exciting riding experience.

※1 VTEC=Variable Timing & Lift Electronic Control System

※2 HECS3=Honda Evolutional Catalyzing System



VFR

- Yearly domestic sales target: 400 units
- Manufacturer's suggested retail price (excl. consumption tax): 1,050,000 yen

(Examples of regional manufacturer's suggested retail price: Hokkaido + 30,000 yen, Okinawa + 10,000)

=Distinctive Features of the VFR =

- **World's first "V4 VTEC" system for a 4-cylinder V-type engine**

At low engine speeds, the "V4 VTEC" engine only operates two of the four valves per cylinder. When engine speed exceeds 6,400 rpm, the "V4 VTEC" system switches to operation of all four valves per cylinder. The engine thus combines the advantages offered by two and four valve designs for superior throttle response and linear acceleration throughout the engine's operating speed range.

- **Outstanding quietness**

At low engine speeds the operation of only two of the four valves per cylinder helps reduce sound pressure within the combustion chamber for improved quietness. The camshaft drive is changed from a gear-type drive to a quieter "silent chain"-type drive. The camshaft chain tensioner adopts a recirculating-type lubrication system for more reliable operation under various conditions. Besides reducing engine weight by some 3 kgs, this significantly reduces mechanical noise, translating into outstanding quietness when riding in urban areas and increased comfort on long cruises.

The drive chain's steel rollers are combined with a urethane roller element to reduce chain noise when meshing with the sprocket (silent cross chain). The shape of the drive sprocket's Morris damper is designed to fit with the chain plate for a total noise reduction of some 1.0 dB.

- **Adoption of the latest PGM-FI programmed fuel injection for outstanding engine response**

This latest PGM-FI system combines the ECU (Engine Control Unit) and the electronic ignition system in a single unit. New 12-hole injectors replace regular 1-hole injectors for improved combustion efficiency while new iridium spark plugs are adopted to enhance ignition performance. All these combine to provide for increased combustion efficiency and superior engine response.

- **Highly rigid frame and the latest Dual CBS※3**

Although maintaining the same basic structure, the new VFR's frame is further rigidified by strengthening of the area connecting the head pipe with the main pipe, and increased torsional rigidity of the steering head.

The Dual Combined Brake System allows for control of front-rear brake balance for optimum brake balance by simply applying either the front or rear brake. The system adopted on the new VFR is further improved to provide increased braking power on the brake, front or rear, that has been applied, thus further enhancing the sporty feel of the motorcycle.

- **World-leading environmental friendliness**

The new VFR's HECS3 exhaust emission control system adopts a high performance 300-cell-type, 3-way catalytic converter instead of the more conventional 100-cell-type, thus significantly increasing the area of contact between the exhaust gases and the catalytic element for improved exhaust emission processing capability. The new VFR thus boasts carbon monoxide (CO) and hydrocarbon (HC) emission levels about 90% below Japanese exhaust emission requirements, and nitrogen oxide (NOx) emissions about 75% below domestic requirements.

- **An effective anti-theft system**

The new VFR adopts Honda's HISS (Honda Ignition Security System) anti-theft system. The system not only prevents the engine from starting unless the proper key is used, but it can also be used to have the turn signals blink for 24 hours upon the simple touch of a button, thus further deterring theft.

※3 Dual CBS=Dual Combined Brake System

Specifications

Vehicle Name			VFR
Vehicle Type			Honda BC・RC46
Length x Width x Height		(m)	2.120×0.735×1.195
Wheelbase		(m)	1.460
Ground Clearance		(m)	0.125
Seat Height		(m)	0.805
Curb Weight		(kg)	243
Dry Weight		(kg)	215
Seating Capacity		(persons)	2
Turning Radius		(m)	3.2
Engine Type			RC46E(water-cooled, 4-stroke DOHC V4)
Engine Capacity		(cm^3)	781
Bore x Stroke		(mm)	72.0×48.0
Compression Ratio			11.6:1
Maximum Power		(kW[PS]/rpm)	59[80]/9,500
Maximum Torque		(N・m[kg・m]/rpm)	69[7.0]/7,500
Fuel Consumption		(km/ℓ)	26.5(60km/h constant speed)
Fuel Supply			Programmed Fuel Injection(PGM・FI)
Starter			Self-type
Ignition			Fully Transistorized Battery-powered
Lubrication			Force-fed and Splash
Oil Capacity		(ℓ)	3.8
Fuel Tank Capacity		(ℓ)	22
Clutch			Dry-type Multi-disk with Coil Springs
Transmission			Constant Mesh 6-speed Return-type
Gear Ratio	1st Gear		2.846
	2nd Gear		2.062
	3rd Gear		1.578
	4th Gear		1.291
	5th Gear		1.111
	6th Gear		0.965
Final Drive (primary/secondary)			Primary: 1.939/Secondary: 2.687
Castor Angle/Trail(mm)			25°30′/95
Tire Size	Front		120/70 ZR17 M/C (58W)
	Rear		180/55 ZR17 M/C (73W)
Braking System	Front		Hydraulically-operated Double-disk(Dual Combined)
	Rear		Hydraulically-operated Disk (Dual Combined)
Suspension	Front		Telescopic-type
	Rear		Swing Arm-type
Frame Construction			Backbone-type (aluminum twin-tube)

HONDA

Press Information

This press release is embargoed until 11:15am, January 23,2002 (JST).

January 23,2002
Ref.#02006

2001/2002 SALES & PRODUCTION

<Motorcycles & ATVs>

	2001		2002	
	Result (Units)	%	Plan (Units)	%
* Japan sales	407,747	100.2%	430,000	105.5%
Export sales	502,743	101.6%	470,000	93.5%
Motorcycyles Total	910,490	101.0%	900,000	98.8%
ATVs	307,178	106.7%	310,000	100.9%
Motorcycles & ATVs Total	1,217,668	102.4%	1,210,000	99.4%
KD sets	4,516,910	113.6%	5,900,000	130.6%

* Electric power assist bicycle (Racoon) not included in the above figures.

	2001 Result	%	2002 Plan	%
Electric power assist bicycle	10,984	56.2%	9,700	88.3%

<Automobiles>

	2001		2002	
	Result (Units)	%	Plan (Units)	%
Registration vehicles	568,839	122.0%	625,000	109.9%
Mini vehicles	294,268	98.3%	295,000	100.2%
Japan sales	863,107	112.8%	920,000	106.6%
Export sales	415,561	87.1%	390,000	93.8%
Total	1,278,668	102.9%	1,310,000	102.5%
KD sets	1,247,150	104.3%	1,310,000	105.0%

* Import car sales are included in registration vehicles.

	2001 Result	%	2002 Plan	%
Japan production (*)	1,284,707	105.0%	1,310,000	102.0%
Overseas production (**)	1,387,511	108.5%	1,570,000	113.2%
Global production (***)	2,653,318	106.8%	2,850,000	107.4%

(*) -- complete built unit (CBU) + complete knock-down (CKD)
(**) -- CBU production at local plants
(***) - Domestic CBU production plus overseas CBU production

<Power Products>

	2001		2002	
	Result (Units)	%	Plan (Units)	%
Japan sales	411,602	249.1%	500,000	121.5%
Export sales	3,342,756	85.3%	4,090,000	122.4%
Total	3,754,358	91.9%	4,590,000	122.3%

* OEM engines for export are included in Japan sales since 2001.

<Reference: Global Sales (unit: 10 thousand)>

	2001		2002	
	Result	%	Plan	%
Motorcycles & ATVs	approx. 573	111%	approx. 711	124%
Automobiles	267	105%	281	105%
Power Products	375	92%	459	122%
Total	1,216	103%	1,451	119%

HONDA

Press Information

#02007

Honda Announces Motorcycle R&D Center in China

Tokyo, January 23, 2002 – Honda R&D Co., Ltd. (a wholly owned subsidiary of Honda Motor Co.,Ltd.) announced today that it intends to establish a new overseas subsidiary, HONDA MOTORCYCLE R&D CHINA CO., LTD., in Shanghai next month to carry out research and development work in China.

Construction work on the new facility will begin as soon as the company has been established. The new company is scheduled to start operations in April 2003.

The Chinese motorcycle market, the largest in the world, stands at over 10 million units per year and is expected to continue expanding rapidly. Under these circumstances,Honda is concentrating efforts on expanding its motorcycle business through three joint ventures in China; Sundiro Honda Motorcycle Co., Ltd, Jialing-Honda Motor Co., Ltd., and Wuyang-Honda Motor (Guangzhou) Co., Ltd.

The new motorcycle R&D operation will further strengthen Honda's development capability to cope with the diversified needs of the Chinese market. With local ventures that will handle all required operations from research and development to production, Honda aims to offer products that provide customer satisfaction and thereby expand its motorcycle sales.

Outline of HONDA MOTORCYCLE R&D CHINA CO., LTD.

President:	Tsuyoshi Iiga
Location:	Songjian Industry Park, Shanghai
Capital:	US$17 million
Investment stake:	100% Honda R&D Co., Ltd.
Operational Plan	Research and development for motorcycle production
Launch of operations	April 2003 (scheduled)



Press Information

(NOTE: This release is embargoed until 11:30 a.m., Jan. 24)

Ref.#02008

Honda Sets Domestic Sales Record in 2001

Jan. 24, 2002 -- Honda Motor Co., Ltd., announced today that it sold 78,352 vehicles in Japan in December, a slight decrease of 0.1% compared to December 2000, but for the year, the company set a sales record of 863,107 units, an increase of 12.8%.

It also was Honda's third consecutive year of domestic sales increases.

The previous annual sales record was in 1997, when Honda sold 801,586 vehicles.

The slight December sales decrease was Honda's first since November 1999, but was still better than the industry-wide December domestic sales decline of 0.5%.

December sales were led by Honda's new Fit sub-compact vehicle (17,455 units), followed by its Life mini-vehicle (15,240 units) and Step WGN (7,928 units). By vehicle category, passenger car and light truck sales were up 1.4% -- the 21st consecutive monthly increase -- while mini vehicle sales were down 3.2%.

Honda's domestic production was up 5.1% in December for the fourth consecutive month, while overseas production was up for the 12th consecutive month at 3.2%, mainly because of increased output in Europe and Asia.

For the calendar year, domestic production was up 5.0%, the second consecutive year of increases, while world-wide production was up 6.8%, the fifth consecutive year of increases.

Export shipments from Japan in December were up for the first time since October, gaining 0.5%, mainly because of increased shipments to North America. For the year, exports decreased 12.9%. It was the second consecutive year of decreases.

HONDA PRODUCTION, SALES AND EXPORTS – DECEMBER 2001

PRODUCTION

	December		Annual Total - 2001	
	Units	Vs. 12/00	Units	Vs. 2000
Domestic (CBU+CKD)	111,544	+ 5.1%	1,284,707	+ 5.0%
(CBU only)	111,124	+ 6.2%	1,265,807	+ 5.0%
Overseas (CBU)	91,082	+ 3.2%	1,387,511	+ 8.5%
Worldwide Total (CBU)	202,206	+ 4.8%	2,653,318	+ 6.8%

REGIONAL PRODUCTION

	December Units	December Vs. 12/00	Annual Total Units	Annual Total Vs. 2000
North America	67,604	- 2.5%	1,065,654	+ 6.2%
(USA only	44,220	- 5.4%	694,660	+ 2.6%)
Europe	9,426	+ 73.0%	114,163	+ 54.2%
Asia	10,970	+ 2.4%	156,655	+ 5.5%
Others	3,082	+ 10.6%	51,039	- 3.5%
Overseas Total	91,082	+ 3.2 %	1,387,511	+ 8.5%

DOMESTIC SALES

Vehicle type	December Units	December Vs. 12/00	Annual Total Units	Annual Total Vs. 2000
Passenger cars & light trucks	53,566	+ 1.4%	568,839	+ 22.0%
(Imports	1,059	+ 53.7%	9,066	- 14.4%)
Mini vehicles	24,786	- 3.2%	294,268	- 1.7%
TOTAL	78,352	- 0.1%	863,107	+ 12.8%

EXPORTS

	December Units	December Vs. 12/00	Annual Total Units	Vs. 2000
North America	25,491	+18.5%	276,273	- 10.9%
(USA only)	23,585	+ 17.6%	254,249	- 11.5%)
Europe	4,436	- 25.7%	61,835	- 24.9%
Asia	1,398	- 40.9%	30,031	+ 7.8%
Others	4,238	- 23.6%	47,422	- 16.4%
TOTAL	35,563	+ 0.5%	415,561	- 12.9%

For further information, please contact:

Masaya Nagai
Noriko Okamoto
Honda Motor Co., Ltd. Corporate Communications Division
Telephone: 03-5412-1512
Facsimile: 03-5412-1545

HONDA

Press Information

ref. #02009

Honda Introduces the "BITE", a New, Casual and Stylish 50cc Scooter

Tokyo, January 30, 2002 – Honda Motor Co., Ltd. today introduced the "BITE", a new 50cc scooter with a distinctive, slim design. Powered by a water-cooled 4-stroke engine for increased fuel efficiency, clean exhaust emissions and reduced noise, the environment-friendly BITE will be available for sale starting January 31, 2002.

The BITE is the third model released as a result of Honda's "N-Project" * initiative, and has been developed with the image of "convenient urban transportation for getting together to communicate" in mind. In addition to its slim, distinctive design, the BITE features a new adjustable seat mechanism. It allows the seat height to be changed within a 7-stage range, without tools, to better fit the rider's body or the mood of the day, delivering a new riding sensation in a stylish package.

The BITE adopts the same clean, environment-friendly water-cooled 4-stroke engine that powers the CREA SCOOPY, together with a new front end composed of an aluminum module frame. On the anti-theft front, the BITE is equipped with a main switch kill function and boasts a wiring system specifically designed to simplify the after-fitting of an optional, dealer-installed immobiliser system.

* "N-Project" stands for "New Project". This is a team comprised of younger R&D team members who design and develop new, attractive models better fitting the younger generation's life-style. Previous models from "N-Project": the APE, introduced in February 2001, followed by the ZOOMER in June 2001.



BITE

- **Yearly domestic sales target**: 10,000 units
- **Manufacturer's suggested retail price** (excl. consumption tax): 179,000 yen

(examples of regional manufacturer's suggested retail price: Hokkaido + 8,000 yen, Okinawa + 5,000 yen)

= Distinctive Features of the BITE =

● **New adjustable seat device**

The BITE's seat height can be adjusted in seven stages from 730mm to 840mm without tools, simply by pulling out the red stopper pin. This allows the rider to adjust the riding position to better fit his or her body or the mood of the day.

● **A slim design expressing the owner's individuality**

From the front, the eye is caught by the easy-to-use mountain bike-like chromed handle bars and rounded headlight. From the rear, both the black-painted fender and sharply designed carrier make for a more compact looking rear design. The BITE can be given a completely different look, just by adjusting the height of its saddle-type seat.

● **A high performance yet environment-friendly 4-stroke engine**

The BITE adopts the water-cooled 4-stroke engine already seen on the CREA SCOOPY, popular for its quietness and fuel economy. The key words guiding development of this engine were "environment-friendly", "economical", "quiet", and "tough".

● **A high-security anti-theft system**

The BITE is equipped with a main switch kill function and a locking fuel cap. The scooter's wiring system has also been specifically designed to simplify after-fitting of the optional, dealer-installed immobiliser system.

● **Miscellaneous equipment**

- Combi-braking system that simultaneously activates both front and rear brakes for enhanced stability while braking
- Rear carrier that conveniently holds a small bag
- Space in the rear carrier for holding a U-type lock (sold separately)
- Maintenance-free battery

● **3 Body colors: Black, Sunrise Yellow, Real Blue**

※Where the name BITE comes from:

From the English "bite": ① to sting, to grip with the teeth ② to make a great impression on

BITE = a convenient tool for making an impact on the younger generation's life-style

Specifications

Vehicle Name		BITE
Vehicle Type		Honda BA−AF59
Length x Width x Height	(m)	1.715×0.665×1.050
Wheelbase	(m)	1.190
Ground Clearance	(m)	0.115
Seat Height	(m)	0.785(at seat center)
Curb Weight	(kg)	77
Dry Weight	(kg)	72
Fuel Consumption	(km/ℓ)	75 (30km/h constant speed)
Turning Radius	(m)	1.8
Engine Type		AF55E (water-cooled, 4-stroke mono-cylinder)
Engine Capacity	(cm^3)	49
Bore x Stroke	(mm)	38.0×44.0
Compression Ratio		12.0
Maximum Power	(kW[PS]/rpm)	3.6[4.9]/8,000
Maximum Torque	(N·m[kg·m]/rpm)	4.5[0.46]/7,000
Starter		Self-type (with back-up kick start)
Ignition		CDI-type, battery-powered
Oil Capacity	(ℓ)	0.7
Fuel Capacity	(ℓ)	5.0
Clutch		Dry, multi-plate shoe-type
Transmission		Continuously variable (V-matic)
Gear Ratio	1st Gear	2.80〜0.86
Castor Angle/Trail(mm)		26°30′/73
Tire Size	Front	90/90-10 50J
	Rear	90/90-10 50J
Braking System	Front	Mechanical, leading/trailing drum-type
	Rear	Mechanical, leading/trailing drum-type
Suspension	Front	Telescopic-type
	Rear	Unit swing-type

HONDA

Press Information

ref. #02010

Honda Motor Upgrades its Popular CB 400 SUPER FOUR Sports Bike

Tokyo, January 30, 2002 – Honda Motor Co., Ltd. introduced today a new, revised version of its CB400 SUPER FOUR "naked road" sports bike. Powered by a "Spec II" version of the Company's water-cooled, 4-stroke, 4-cylinder in-line DOHC HYPER VTEC engine, boasting smooth, powerful output from low and medium through to high engine speeds, this model will be available for sale starting January 31, 2002.

First introduced in 1992, the CB400 SUPER FOUR has been acclaimed by novice and veteran riders alike, thus meeting the needs of a wide range of people. The model being presented today adopts a further refined, even more user-friendly "Spec II" version of the engine, featuring Honda's revolutionary HYPER VTEC valve control system, first introduced in 1999. Some 130 parts have been upgraded for improved riding stability and braking performance. Furthermore, this new CB400 SUPER FOUR is the first motorcycle in the 400cc category to feature the Company's H.I.S.S. (Honda Ignition Security System) anti-theft system.
The overall design follows in the steps of the previous model, although new tank stripes and a revised "wing mark" add a touch of sharpness to the bike's image. In addition to the four basic colors (two solid colors, two with stripes), there are another 18 color variations available through the "color order plan" to meet a broad range of consumer preferences.



CB400 SUPER FOUR

- **Yearly domestic sales target**: 5,000 units
- **Manufacturer's suggested retail price** (excl. consumption tax):

Standard Color	629,000 yen
Color Order Plan	649,000 yen

(examples of regional manufacturer's suggested retail price: Hokkaido + 17,000 yen, Okinawa + 9,000 yen)

= Distinctive Features of the CB400 SUPER FOUR =

- **HYPER VTEC SPEC II engine boasting improved mid-range output characteristics**

  The engine is a water-cooled, 4-stroke, 399cc 4-cylinder in-line DOHC unit featuring an upgraded "Spec II" version of Honda's proprietary HYPER VTEC technology. Valve timing, exhaust system specifications, carburetor settings, and ignition timing were revised to improve the engine's mid-range output characteristics. The switchover point from 2-valve to 4-valve operation has also been lowered from 6,750 rpm to 6,300 rpm, allowing even novice riders to better experience the increase in power provided by the operation of all four valves per cylinder.

- **Adoption of a new intake manifold for a noticeable change in engine tone associated with the switch from 2-valve to 4-valve operation.**

  The Intake and exhaust manifolds have been tuned for an ear-pleasing sound. To this end, a more rigid air cleaner case and a modified exhaust system were adopted to reduce sound pressure near the rider's ear. Furthermore, high frequency noises were reduced while low frequency sounds were enhanced for a better overall sound. These efforts result in a distinctive change in engine note when switching from 2-valve to 4-valve operation and a deeper, more comfortable exhaust sound.

- **Adoption of Honda's proprietary H.I.S.S. anti-theft system for the first time in the 400cc category**

  The CB400 SUPER FOUR is the first motorcycle in the 400cc category to adopt Honda's proprietary H.I.S.S. anti-theft system, which previously had been reserved for larger motorcycles like the CBR1000XX or the CBR600F4i. The system not only prevents the engine from starting unless the proper key is used, but it can also make the turn signals blink for 24 hours with the simple touch of a button, further enhancing theft deterrence. In addition, this model has been designed to provide the space required for the unit and on-board battery charger of the "Coco Secom" motorcycle location search service system Honda is promoting in association with the security company Secom Ltd.

- **Revised electronic speedometer and tachometer for improved legibility and functionality**

  The instrument panel adopts a simple "twin-meter" design composed around the speedometer and tachometer for improved legibility and functionality. Each dial has built into its face a single, easy-to-read multi-function liquid crystal display. The left speedometer-side LCD displays the twin trip meter and odometer while the right tachometer-side LCD shows the clock and fuel indicator (with built-in low fuel warning lamp).

- **An 18-color "Color Order Plan" system**

  Standard colorings are composed of two solid colors called Pearl Prism Black, Pearl Fadeless White, and two stripped colors called Candy Tahitian Blue and Force Silver Metallic. In addition to these standard colors, 18 other color variations (of which two are standard) can be selected from the "Color Order Plan".

- **Miscellaneous Equipment**

  - Front suspension chipping guard
  - Speedometer and tachometer function check when the main switch key is turned on
  - Armite-coated radiator side cover

Specifications

Vehicle Name		CB400 SUPER FOUR
Vehicle Type		Honda BC−NC39
Length x Width x Height	(m)	2.050×0.725×1.070
Wheelbase	(m)	1.410
Ground Clearance	(m)	0.130
Seat Height	(m)	0.760
Curb Weight	(kg)	189
Dry Weight	(kg)	169
Seating Capacity	(person)	2
Turning Radius	(m)	2.6
Engine Type		NC23E (water-cooled, 4-stroke, 16-valve DOHC Straight 4)
Engine Capacity	(cm^3)	399
Bore x Stroke	(mm)	55.0×42.0
Compression Ratio		11.3
Maximum Power	(kW[PS]/rpm)	39[53.0]/11,000
Maximum Torque	(N·m/rpm)	38/9,500
Fuel Consumption	(km/ℓ)	37.0(60km/h constant speed)
Carburetor Type		VP04B
Starter		Self-type
Ignition		Fully transistorized battery-powered
Lubrication		Force-fed and splash
Oil Capacity	(ℓ)	3.8
Fuel Tank Capacity	(ℓ)	18
Clutch		Dry-type multi-disk with coil springs
Transmission		Constant mesh 6-speed return-type
Gear Ratio	1st Gear	3.307
	2nd Gear	2.294
	3rd Gear	1.750
	4th Gear	1.421
	5th Gear	1.240
	6th Gear	1.130
Final Drive		Primary: 2.171/Secondary: 3.000
Castor Angle／trail(mm)		25°15′/89
Tire Size	Front	120/60ZR17(55W) <radial> 120/60ZR17M/C(55W) <radial>
	Rear	160/60ZR17(69W) <radial> 160/60ZR17M/C(69W) <radial>
Braking System	Front	Hydraulically-operated double-disk
	Rear	Hydraulically-operated disk
Suspension	Front	Telescopic-type
	Rear	Swing arm-type
Frame Construction		Double cradle

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO
KABUSHIKI KAISHA
(HONDA MOTOR CO.,LTD)



Satoshi Aoki
Senior Managing and
Representative Director

Date: February 18, 2002